

Via U.S. Mail and Facsimile

Mail Stop 4631

November 5, 2009

Meetesh V. Patel
Chief Executive Officer and President
New Energy Technologies, Inc.
3905 National Drive, Suite 110
Burtonsville, Maryland 20866

> **Re: New Energy Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2009**
> **File No. 333-162417**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

2. We may have further comments on the legal opinions and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Facing Page

3. Please revise to include the approximate date of commencement of proposed sale to the public.

Calculation of Registration Fee

4. We note that the options held by Mr. Patel, for whom you have registered 1,000,000 shares underlying such options for resale, have not vested. Similarly, options held by each of Messrs. Bhogal, Livesey and Sierchio have vested only with respect to 10,000 shares, rather than the 50,000 shares you register for resale by each of them. Please tell us why you believe it is appropriate to register shares issuable upon exercise of unvested options at this time.

About Us and Our Business, page 3

5. Please disclose that your independent registered public accounting firm issued an opinion which raises substantial doubt about the Company's ability to continue as a going concern. Please disclose that you are a development stage company. Please also disclose that you have not generated any revenue since inception.

Risk Factors, page 6

6. We note disclosure in your filing that you need to raise additional capital to continue your operations. Please add a risk factor discussing the fact that selling shareholders may compete with the company for buyers of your shares, making it potentially more difficult for the company to raise money.

We have experienced significant losses . . ., page 6

7. We note disclosure of your positive working capital surplus and stockholders' equity. This information does not help investors to understand risks associated with your significant losses. Please replace this information with disclosure of the amounts of your losses since inception and for the periods presented in your financial statements. Please also disclose in a separate risk factor the risks regarding the additional funds or time required to successfully commercialize your technology.

MD&A, page 23

8. Please revise MD&A to discuss more specifically the steps you will take during the next year to become operational. We note disclosure that you believe your available funds will be sufficient to fund your operations through August 31, 2010; please also elaborate on what these operations will be comprised of, what

your needs for capital will be and why you believe funds will be sufficient
through August 2010.

Description of Our Business and Property, page 36

9. We note that MD&A discusses a UIUC Sponsored Research Agreement and
    Oakland Sponsored Research Agreement. Please briefly discuss these agreements
    in the Business section. You should clarify why the agreements were terminated
    or permitted to expire, what was being researched under the agreements and
    whether you have discontinued the research being conducted under these
    agreements.

10. Please disclose how you intend to generate revenue going forward. In this regard,
    please clearly explain the lines of business in which you are engaged and in which
    you intend to engage. For example, we note the disclosure in the second risk
    factor on page 8 that you currently have no commercialized products or any
    source of revenue and that you have invested substantially all of your time and
    resources over the past three years in the development of technologies. We also
    note in the last risk factor on page 8 that you anticipate to remain engaged in
    research and development for a considerable time. Please revise throughout to
    clearly disclose your business plan.

Our MotionPower Technology, page 37; Our SolarWindows Technology, page 41

11. Please clarify, here and in the summary section, the extent to which you actually
    own or have rights in either of the technologies you discuss, or whether you
    intend to license technology owned by others. We note, for example, that you
    state that the USF Option Agreement gives you the right to obtain an exclusive
    worldwide license to use patented USF technology in connection with the
    SolarWindow technology. Disclosure elsewhere in the prospectus suggests that
    you must first obtain a license from USF in order to pursue any development or
    sales of products using the SolarWindow technology. Please also clarify whether
    the patent applications for the MotionPower technology were filed by the
    company or have been assigned to the company by another person.

12. Please also clarify the extent to which you intend to actually develop any
    technology, or whether it is your intention to license or sublicense others to
    develop or use the technology.

13. Please disclose who your potential customers are and the markets for your
    MotionPower and SolarWindow technologies, the industries in which you intend
    to compete, as well as how you intend to distribute your products.

14. For each of your MotionPower and SolarWindow technologies, please disclose the details of the contractual arrangements with third party providers related to your research, development and design activities and prototype devices, if any. Please disclose the ownership of the technology and the products including the prototype device, if any. Please also include these contracts as exhibits to your registration statement, as they appear to be material to your business.

15. Please explain whether you are developing a single MotionPower device, or a number of different devices.

16. Please clarify the extent of your testing activities with respect to the MotionPower prototype. Disclosure on page 38 stating that you have "already initiated and intend to undertake durability tests" is unclear as to whether you have actually initiated any tests or only intend to undertake them in the future.

17. Please briefly explain how your MotionPower technology, installed at a high traffic location, harvests energy from passing vehicles and converts it to electricity. In addition, describe the new roadway technologies that are involved with your products that you refer to under "Government Regulation of our MotionPower Technology" on page 39, and clarify whether you are also developing these technologies. Please also ensure that you describe this technology in sufficient detail to differentiate it from your competitors' technologies, discussed on page 40.

18. Please disclose material terms of your agreements with V2G Enterprises, LLC and Sigma Design Company, and file them as exhibits to your registration statement. Please also clarify whether there have other consulting agreements regarding the MotionPower technology and prototype device. Your disclosure preceding the description of these agreements states that you have "a number" of third party agreements.

Our SolarWindow Technology, page 42

19. Please file your USF Sponsored Research Agreement and USF Option Agreement as exhibits to the registration statement.

20. Please explain how USF researchers were able to test your technology.

Our Offices and Research Facilities, page 45

21. Please explain what a "packaged" office is.

22. Based on your disclosure, it does not appear that the laboratory facilities in Tampa are your property. Please clarify. If you do not own or lease these facilities, please remove this disclosure. If you do not otherwise have research facilities, please revise the heading of this section to remove the inference that you do have research facilities.

Current Directors and Officers, page 47

23. Please revise the biographies of Messrs. Bhogal and Sierchio to provide their business experience for at least the past five years, including specific dates for each term of employment. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 58

24. Please ensure that you have disclosed the security ownership of each person or group of affiliated persons who beneficially own 5% or more of your common stock. We note disclosure in the risk factors that five stockholders own 59% of your outstanding common stock; however, it is unclear from the beneficial ownership table who the five stockholders are or their respective ownership percentages. We note that you have included disclosure regarding 1420525 Alberta Ltd.'s 43% ownership interest.

Transactions with Related Persons, page 59

25. Please provide the information required by Item 404(b) of Regulation S-K regarding the review and approval of related party transactions.

Selling Stockholders, page 64

26. Since you are also registering 9,700,000 resale shares issued to your stockholders pursuant to exemptions from registration requirements, please describe the transactions in which these shares were issued.

Company Prospectus, page CP-1

27. Please clarify that the company is offering the 30 million shares and that your Chief Executive Officer and President will sell the shares on behalf of the company.

Dilution, page CP-7

28. We understand that investors in this offering are paying $1.25 per share, regardless of the number of shares sold in this offering. Therefore, please revise each paragraph comparing the amount paid per share by new investors (currently

$0.43, $0.32 and $0.18) per share to the amount paid by existing shareholders.

Exhibit Index

29. We note the disclosure on page 3 that the name of Octillion Corp. was changed to New Energy Technologies, Inc. effective December 2, 2008. However, the articles of incorporation and by-laws included as exhibits 3.1 and 3.2 to the Form S-1 filed on March 12, 2008 are for Octillion Corp. Please revise to include the current articles of incorporation and by-laws for New Energy Technologies, Inc.

30. Please include the following as exhibits or explain why you are not required to do so:

- Subsidiaries pursuant to Item 601(b)(21) of Regulation S-K;
- Power of Attorney pursuant to Item 601(b)(24) of Regulation S-K;
- February 8, 2008 Securities Purchase Agreement;
- Employment Termination Agreement with Nicholas Cucinelli;
- June 24, 2009 Employment Agreement with Meetesh V. Patel; and
- Subscription Agreement.

Undertakings, page II-5

31. Please delete the undertaking 4(i)(A) and (B) on page II-5 which relies on Rule 430B. Please retain the undertaking 4(i)(B)(i) which relies on Rule 430C.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joseph Sierchio, Esq. (*Via facsimile 212/246-3039*)
        Sierchio & Company, LLP
        430 Park Avenue, 7th Floor
        New York, New York 10022